September 10, 2010

Mr. Lyn Shenk

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:          Station Casinos, Inc.

Form 10-K: For the Fiscal Year Ended December 31, 2009

Filed on March 31, 2010

File No. 001-12037

Dear Mr. Shenk:

Station Casinos Inc. (the “Company,” “Station,” “we,” or “our”) has received and reviewed the comments in the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated August 4, 2010.  The purpose of this letter is to provide our responses to those comments.

To assist in your review of our responses, this letter restates completely each Staff comment, which is followed by our response.

Form 10-K: For the Year Ended December 31, 2009

Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 38

Results of Operations, page 41

Casino, page 43

1.     You state that customer visits to your properties and customer spend per visit decreased during 2009 as compared to 2008.  In future filings, please quantify the actual decrease in customer visits and customer spend per visit.  Additionally, please revise future filings to quantify the impacts of these changes on revenues.  For example, please revise future filings to quantify the actual dollar amount of revenue change during the period attributed to a change in customer visits.

RESPONSE

As discussed with the Staff, we view quantitative data on customer visits and spend as proprietary information and believe that specific disclosure of this information would put the Company at a competitive disadvantage.  However, in future filings when multiple factors are cited as contributing to material period-to-period changes in revenues, we will quantify the aggregate impact of those factors on revenues to the extent practicable, beginning with our Quarterly Report on Form 10-Q for the period ending September 30, 2010.

2.     We note that you discuss certain factors to which changes are attributable, but you do not quantify some of these factors.  For example, you state that the decrease in casino expense is due to a decrease in gaming taxes, a decrease in costs related to complimentaries and reduced payroll expense, but you do not quantify each of the different factors.  In future filings, please ensure that all material factors are analyzed and quantified to the extent practicable.

RESPONSE

As requested by the Commission, we will ensure that all material factors are analyzed and quantified to the extent practicable, beginning with our Quarterly Report on Form 10-Q for the period ending September 30, 2010.

Food and Beverage, page 44

3.     Please clarify for us and disclose in future filings what is meant by food covers.

RESPONSE

“Food covers” refers to the number of restaurant guests.

As requested by the Commission, we have included such disclosure in our Quarterly Report on Form 10-Q for the period ended June 30, 2010 filed on August 16, 2010, and we will continue to include such disclosure in future filings.

Room, page 44

4.     You state that room occupancy and the average daily room rate decreased during 2009 as compared to 2008.  In future filings please quantify the impacts of these changes on revenues.  For example, please quantify the actual dollar amount of revenue change during the period attributed to a change in room occupancy.

RESPONSE

As requested by the Commission, we will include such disclosure in future filings, beginning with our Quarterly Report on Form 10-Q for the period ending September 30, 2010.

Report of Independent Registered Public Accounting Firm, page 76

5.     Please amend your filing to include an audit report signed by your independent registered public accounting firm.

RESPONSE

As requested by the Commission, we have amended our filing with Form 10-K/A Amendment No. 2 filed on September 10, 2010 to include an audit report signed by our independent registered public accounting firm.  Prior to filing our Form 10-K on March 31, 2010, we received the manually signed opinion from our independent registered public accounting firm.  The omission of the independent registered public accounting firm’s signature in the original filing was unintentional.

Consolidated Balance Sheets, Page 77

6.     We note your $213.8 million investment in Native American development costs as of December 31, 2009.  Please explain to us your basis for concluding that such amounts were fully recoverable as of December 31, 2009.  To the extent your conclusion was based on projections or probabilities, please describe for us the substantive evidence you relied upon in support of such projections or probabilities.  Please be detailed in your response.

RESPONSE

Native American development costs represent investments in long-term contracts to develop real estate projects (gaming facilities) that, once complete, will be transferred to the Native American tribes for operation.  In accordance with the accounting guidance for costs and initial rental operations of real estate projects, these costs are capitalized as long-term assets.

In accordance with the real estate project cost recoverability guidance in ASC 970-360-35-3, we treat capitalized costs for future projects and projects that are currently under development as long-lived assets to be held and used for the purposes of applying ASC Subtopic 360-10-35.

On a quarterly basis we evaluate capitalized Native American development costs for impairment in accordance with ASC Subtopic 360-10-35, Impairment or Disposal of Long-Lived Assets.  We evaluate each individual project separately when determining whether the carrying amount requires recognition of an impairment loss.  In assessing whether indicators of impairment exist, we utilize qualitative and/or quantitative analysis, as appropriate, for each individual Native American project.

The development arrangements between Station and the Native American tribes generally are evidenced by an interest -bearing promissory note payable to Station by the tribe for the development costs we have advanced.  These promissory notes generally provide for repayment of all or part of the development costs and accrued interest when the project is completed and transferred to the tribe for operation or when a third-party financing arrangement has been completed.  For those arrangements where a portion of the amounts due under the note are not payable until after the project opens, repayments are typically made from the operating cash flows of the gaming facility.  As such, the timing and amount of these repayments is generally dependent on the timing and amount of cash flows generated by the gaming facility.  Any remaining amounts due under the promissory note at the time the third-party financing is completed is typically subordinate in priority to the third-party financing.

Since the recoverability of Native American development costs is contingent upon the successful completion and operation of the gaming facility, we closely monitor the status of each project, the progress that is being made toward completion, the operating projections for the project, and if the project is open, the project’s operating results.  At December 31, 2009, none of the four Native American projects for which we have capitalized costs on our balance sheet was completed and operating.

Among the factors we consider when assessing the recoverability of capitalized development costs are (1) the achievement of certain milestones during the planning and development process, (2) the general progress being made toward successful completion of the project, and (3) the presence of any indicators that the project costs might not be recoverable.  Such indicators might include (1) the failure of the project to receive the necessary governmental and regulatory approvals, (2) the inability to secure third-party financing for the project, (3) litigation that successfully blocks or hinders the development or completion of the project, and (4) a significant downward revision of the project’s operating projections, among others.

When our qualitative analysis indicates that a project is progressing toward successful completion and there are no indicators of impairment, we generally conclude that the capitalized costs are recoverable.  If indicators of impairment exist for a project that is under development, we test the capitalized project costs for impairment in accordance with the guidance in ASC 360 for accounting for impairment of long-lived assets that are held and used.   If indicators of impairment exist for a project that is substantially complete, we would test the capitalized project costs for impairment in accordance with the guidance in ASC 360 for accounting for impairment of long lived assets held for sale.  At December 31, 2009, none of our Native American projects was substantially complete, therefore they were all considered to be long-lived assets that are held and used for the purposes of applying the impairment guidance.

Following is the basis for our conclusions on the recoverability of Native American development costs at December 31, 2009:

•      For the Federated Indians of Graton Rancheria, Gun Lake, and North Fork Rancheria of Mono Indian Tribe projects, our quarterly impairment review indicated the capitalized costs were recoverable because for each of these projects, the development process was progressing, and no indicators of impairment were present.

•      For the Mechoopda Indian Tribe project, we determined that as of December 31, 2009, the following indicators of impairment existed:  (1) the economic viability of the project was doubtful due to delays and uncertainties surrounding ongoing litigation related to the project, and (2) it was likely that Station would cease making further advances under the development agreement, under which circumstances it would be unlikely that the Tribe would repay any of Station’s advances.  We therefore tested the asset for impairment by comparing the estimated undiscounted future cash flows related to the project with its carrying value.  The estimated undiscounted future cash flows for the project were zero.  Since the carrying value of the asset exceeded the estimated undiscounted future cash flows for the project, we determined that the asset was impaired, and we wrote the carrying value of the asset down to its fair value, which we estimated to be equal to the fair value of the land that would be retained by Station should the project be abandoned.  We estimated the fair value of this land using generally accepted real estate valuation techniques, including the sales comparison approach and the cost approach.  We measured the impairment loss as the amount by which the carrying value of the asset exceeded its fair value.  In addition, after recognizing the impairment charge, we reclassified the carrying value of the land to the land held for development line on our consolidated balance sheet.

Attached is a statement from the Company acknowledging the items requested in your original letter.

If I can be of any assistance to your or should you have any questions, please do not hesitate to contact me at (702) 495-4210 or contact Curt Mayer, our Vice President of Finance at (702) 495-4242.

Sincerely,

/s/ THOMAS M. FRIEL
Thomas M. Friel
Executive Vice President,
Chief Accounting Officer and Treasurer

Attachments

Cc:	Thomas Roche, Ernst & Young
Ken Baronsky, Milbank Tweed Hadley & McCloy

The undersigned, on behalf of Station Casinos, Inc. (the “Company”), acknowledges:

•      The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Securities and Exchange Commission (the “Commission”);

•      Comments by the Commission staff (the “Staff”) or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ THOMAS M. FRIEL
Thomas M. Friel
Executive Vice President,
Chief Accounting Officer and Treasurer